UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2005

Commission File Number  001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC  V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [   ]     Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  [   ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-__________.

ENTREE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

September 30, 2005

ENTREE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	September 30, 2005 (unaudited)	December 31, 2004

ASSETS
Current
Cash and cash equivalents	$ 20,927,382	$ 6,060,371
Receivables	247,087	100,410
Prepaid expenses	249,406	62,514

Total current assets	21,423,875	6,223,295

Equipment (Note 4)	686,591	139,120

	$ 22,110,466	$ 6,362,415

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$ 516,193	$ 198,763

Stockholders' equity

Common stock, no par value, unlimited number authorized (Note 6) 66,075,276 (December 31, 2004 - 50,868,066) issued and outstanding	40,920,209	20,692,906
Additional paid-in capital	9,113,156	4,898,250
Accumulated other comprehensive income:
Foreign currency cumulative translation adjustment	1,331,911	180,482
Accumulated deficit during exploration stage	(29,771,003)	(19,607,986)

Total stockholders' equity	21,594,273	6,163,652

Total liabilities and stockholders' equity	$ 22,110,466	$ 6,362,415

Nature of operations (Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

ENTREE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in United States dollars)

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004	Cumulative Period from Inception (July 19, 1995) to September 30, 2005

EXPENSES
Audit and accounting	$ 7,229	$ 15,913	$ 48,453	$ 36,256	$ 154,936
Consulting fees (Note 6)	20,119	39,681	1,095,505	120,216	1,349,747
Depreciation	35,285	7,081	76,731	16,978	111,266
Escrow shares compensation (Notes 6 and 7)	-	(139,903)	(435,583)	(947,422)	1,790,959
Foreign exchange loss (gain)	(12,679)	9,062	(9,528	4,057	8,982
Legal (Note 6)	84,718	53,313	338,273	160,542	1,013,623
Loss on settlement of debt (Note 6)	-	-	-	-	5,252
Management fees (Notes 6 and 7)	16,648	61,665	1,704,795	280,763	2,623,740
Mineral property interests (Note 5 and 6)	2,569,409	674,620	5,680,637	2,021,015	19,363,494
Office and administration (Note 6)	239,026	132,439	1,205,642	378,673	1,984,865
Regulatory and transfer agent fees	25,295	6,316	62,087	23,402	146,689
Shareholder communications and
investor relations (Note 6)	121,730	89,709	432,334	328,159	1,248,392
Travel	73,679	20,122	142,392	77,115	296,222

Loss from operations	(3,180,459)	(970,018)	(10,341,738)	(2,499,754)	(30,098,167)
Interest income	125,790	15,073	178,721	70,526	327,164

Net loss	$(3,054,669)	$(954,945)	$(10,163,017)	$(2,429,228)	$(29,771,003)

Comprehensive loss:
Net loss	(3,054,669)	(954,945)	(10,163,017)	(2,429,228)	(29,771,003)
Foreign currency translation adjustment	1,168,212	151,602	1,151,429	15,000	1,331,911

Comprehensive loss	$(1,886,457)	$(803,343)	$(9,011,588)	$(2,414,228)	$(28,439,092)

Basic and diluted loss per share	$ (0.05)	$ (0.02)	$ (0.18)	$ (0.06)

Weighted average number of shares outstanding	65,373,384	42,747,166	57,728,965	42,651,527

The accompanying notes are an integral part of these consolidated financial statements.

ENTREE GOLD INC. (An Exploration Stage Company) CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (Expressed in United States dollars)
	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity

Balance, July 19, 1995 (date of inception)	-	$ -	$ -	$ -	$ -	$ -
Shares issued:
Private placements	4,200,000	60,852	-	-	-	60,852
Acquisition of mineral property interests	3,200,000	147,520	-	-	-	147,520
Foreign currency translation adjustment	-	-	-	(756)	-	(756)
Net loss	-	-	-	-	(175,714)	(175,714)

Balance, April 30, 1996	7,400,000	208,372	-	(756)	(175,714)	31,902
Shares issued:
Private placements	3,880,000	274,718	-	-	-	274,718
Foreign currency translation adjustment	-	-	-	(8,568)	-	(8,568)
Net loss	-	-	-	-	(56,250)	(56,250)

Balance, April 30,1997	11,280,000	483,090	-	(9,324)	(231,964)	241,802
Foreign currency translation adjustment	-	-	-	(5,216)	-	(5,216)
Net loss	-	-	-	-	(33,381)	(33,381)

Balance, April 30, 1998	11,280,000	483,090	-	(14,540)	(265,345)	203,205
Foreign currency translation adjustment	-	-	-	(3,425)	-	(3,425)
Net loss	-	-	-	-	(40,341)	(40,341)

Balance, April 30, 1999	11,280,000	483,090	-	(17,965)	(305,686)	159,439
Escrow shares compensation	-	-	41,593	-	-	41,593
Exercise of stock options	1,128,000	113,922	-	-	-	113,922
Foreign currency translation adjustment	-	-	-	(896)	-	(896)
Net loss	-	-	-	-	(154,218)	(154,218)

Balance, April 30, 2000	12,408,000	597,012	41,593	(18,861)	(459,904)	159,840
Foreign currency translation adjustment	-	-	-	(5,627)	-	(5,627)
Net loss	-	-	-	-	(18,399)	(18,399)

Balance, April 30, 2001	12,408,000	597,012	41,593	(24,488)	(478,303)	135,814
Foreign currency translation adjustment	-	-	-	(2,561)	-	(2,561)
Net loss	-	-	-	-	(22,490)	(22,490)

Balance, April 30, 2002	12,408,000	$597,012	$ 41,593	$(27,049)	$(500,793)	$ 110,763

- continued -

ENTREE GOLD INC. (An Exploration Stage Company) CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (Expressed in United States dollars)
	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity

- continued -

Balance, April 30, 2002	12,408,000	$ 597,012	$ 41,593	$(27,049)	$ (500,793)	$ 110,763
Shares issued:
Private placements	7,500,000	1,351,055	-	-	-	1,351,055
Exercise of warrants	12,500	3,288	-	-	-	3,288
Agent's finder fee	310,000	39,178	-	-	-	39,178
Finder's fee for mineral property interests	100,000	35,827	-	-	-	35,827
Debt settlement	135,416	45,839	5,252	-	-	51,091
Agent's warrants	-	-	16,877	-	-	16,877
Escrow shares compensation	-	-	40,205	-	-	40,205
Stock-based compensation	-	-	16,660	-	-	16,660
Share issue costs	-	(211,207)	-	-	-	(211,207)
Foreign currency translation adjustment	-	-	-	73,080	-	73,080
Net loss	-	-	-	-	(1,073,320)	(1,073,320)

Balance, April 30, 2003	20,465,916	1,860,992	120,587	46,031	(1,574,113)	453,497
Shares issued:
Private placements and offerings	16,352,942	10,891,160	-	-	-	10,891,160
Exercise of warrants	3,730,372	1,316,664	(6,443)	-	-	1,310,221
Exercise of stock options	35,000	18,730	(4,026)	-	-	14,704
Agent's corporate finance fee	100,000	64,192	8,384	-	-	72,576
Acquisition of mineral property interests (Note 5)	5,000,000	3,806,000	-	-	-	3,806,000
Agent's warrants	-	-	370,741	-	-	370,741
Escrow shares compensation	-	-	1,949,878	-	-	1,949,878
Stock-based compensation	-	-	414,847	-	-	414,847
Share issue costs	-	(1,302,715)	-	-	-	(1,302,715)
Foreign currency translation adjustment	-	-	-	1,950	-	1,950
Net loss	-	-	-	-	(12,505,759)	(12,505,759)

Balance, December 31, 2003	45,684,230	$ 16,655,023	$ 2,853,968	$ 47,981	$(14,079,872)	$ 5,477,100

- continued -

ENTREE GOLD INC. (An Exploration Stage Company) CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (Expressed in United States dollars)
	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity

- continued - Balance, December 31, 2003	45,684,230	$ 16,655,023	$ 2,853,968	$ 47,981	$(14,079,872)	$ 5,477,100
Shares issued:
Private placement	4,600,000	3,846,521	-	-	-	3,846,521
Exercise of warrants	533,836	186,208	(13,197)	-	-	173,011
Exercise of stock options	50,000	26,180	(8,238)	-	-	17,942
Warrants issued for cancellation of price guarantee ( Note 5)	-	-	129,266	-	-	129,266
Escrow shares compensation	-	-	405,739	-	-	405,739
Share issue costs	-	(21,026)	-	-	-	(21,026)
Stock-based compensation	-	-	1,530,712	-	-	1,530,712
Foreign currency translation adjustment	-	-	-	132,501	-	132,501
Net loss	-	-	-	-	(5,528,114)	(5,528,114

Balance, December 31, 2004	50,868,066	20,692,906	4,898,250	180,482	(19,607,986)	6,163,652
Shares issued:
Exercise of warrants	15,000	13,210	-	-	-	13,210
Escrow shares compensation	-	-	(475,056)	-	-	(475,056)
Stock-based compensation	-	-	2,518,054	-	-	2,518,054
Foreign currency translation adjustment	-	-	-	(26,183)	-	(26,183)
Net loss	-	-	-	-	(3,197,023)	(3,197,023)

Balance, March 31, 2005	50,883,066	20,706,116	6,941,248	154,299	(22,805,009)	4,996,654
Shares issued:
Private placement	5,665,730	10,170,207	-	-	-	10,170,207
Exercise of warrants	6,245,800	5,827,614	-	-	-	5,827,614
Exercise of stock options	245,000	151,590	-	-	-	151,590
Escrow shares compensation	-	-	39,473	-	-	39,473
Share issue costs	-	(521,798)	-	-	-	(521,798)
Stock-based compensation	-	-	1,960,483	-	-	1,960,483
Foreign currency translation adjustment	-	-	-	9,400	-	9,400
Net loss	-	-	-	-	(3,911,325)	(3,911,325)

Balance, June 30, 2005	63,039,596	$ 36,333,729	$ 8,941,204	$ 163,699	$(26,716,334)	$ 18,722,298

- continued -

ENTREE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in United States dollars)

	Number of Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit During the Exploration Stage	Total Stockholders' Equity

- continued - Balance, June 30, 2005	63,039,596	$ 36,333,729	$ 8,941,204	$ 163,699	$(26,716,334)	$ 18,722,298
Shares issued:
Private placement	1,876,680	3,367,890	-	-	-	3,367,890
Exercise of warrants	997,000	1,069,135	-	-	-	1,069,135
Exercise of stock options	162,000	149,455	-	-	-	149,455
Stock-based compensation	-	-	171,952	-	-	171,952
Foreign currency translation adjustment	-	-	-	1,168,212	-	1,168,212
Net loss	-	-	-	-	(3,054,669)	(3,054,669)

Balance, September 30, 2005	66,075,276	$ 40,920,209	$ 9,113,156	$1,331,911	$(29,771,003)	$ 21,594,273

The accompanying notes are an integral part of these consolidated financial statements.

ENTREE GOLD INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in United States dollars)

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004	Cumulative Period from Inception (July 19, 1995) to September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,054,669)	$(954,945)	$(10,163,017)	$(2,429,228)	$(29,771,003)
Items not affecting cash:
Depreciation	35,285	7,081	76,731	16,978	111,266
Stock-based compensation	171,952	223,468	4,650,489	752,547	6,612,708
Escrow shares compensation		(139,903)	(435,583)	(1,049,123)	2,001,832
Loss on settlement of debt	-	-	-	-	5,252
Warrants issued for cancellation of
price guarantee	-	-	-	129,266	129,266
Finder's fee paid in stock	-	-	-	-	35,827
Mineral property interest paid in stock	-	-	-	-	3,806,000
Changes in assets and liabilities:
Receivables	(78,103)	(25,413)	(135,662)	(83,494)	(236,072)
Prepaid expenses	28,065	46,941	(175,134)	(86,590)	(237,648)
Accounts payable and accrued liabilities	(364,951)	(17,775)	294,239	176,270	538,841

Net cash used in operating activities	(3,262,421)	(860,546)	(5,887,937)	(2,573,374)	(17,003,731)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	4,586,479	-	20,749,101	182,332	38,954,015
Share issue costs	-	-	(521,798)	-	(1,557,374)

Net cash provided by financing activities	4,586,479	-	20,227,303	182,332	37,396,641
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(145,864)	(19,335)	(624,202)	(117,305)	(797,857)

Net cash used in investing activities	(145,864)	(19,335)	(624,202)	(117,305)	(797,857)
Effect of foreign currency translation on cash and cash equivalents	1,168,630	151,603	1,151,847	15,000	1,332,329

Change in cash and cash equivalents
during the period	2,346,824	(728,278)	14,867,011	(2,493,347)	20,927,382

Cash and cash equivalents, beginning of period	18,580,558	3,690,426	6,060,371	5,455,495	-

Cash and cash equivalents, end of period	$20,927,382	$ 2,962,148	$ 20,927,382	$ 2,962,148	$ 20,927,382

Cash paid for interest during the period	$ -	$ -	$ -	$ -

Cash paid for income taxes during the period	$ -	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

1.	BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's Form 10-KSB for the year ended December 31, 2004. The results of operations for the nine month period ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005.

On September 9, 2005, the Registrant elected to begin filing all future periodic reports with the United States Securities and Exchange Commission (SEC) in accordance with the filing requirements and rules of a foreign private issuer. The election was made on the basis that the Registrant is incorporated in Canada and meets the definition of a "foreign private issuer" pursuant to SEC Rule 3b-4. Filings and rules that applied under the Registrant's previous system of filing using forms designated for U.S. domestic issuers, such as annual and quarterly reports under Forms 10-KSB and 10-QSB, and material change reports under Form 8-K will no longer apply to the Registrant.

2.	NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and continued under the laws of the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act. The Company's principal business activity is the exploration of mineral property interests. Effective October 10, 2002, pursuant to a special resolution passed by the shareholders of the Company, the Company changed its name from Entree Resources Inc. to Entree Gold Inc. and consolidated its share capital on a 2:1 basis (Note 6). In December 2003, the Company changed its fiscal year end from April 30 to December 31. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain per share amounts denoted in Canadian dollars ("C$").

3.	SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America and include the accounts of the Company and its wholly-owned Mongolian subsidiary, EntrEe LLC. All inter-company transactions and balances have been eliminated upon consolidation. These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP") except as described in Note 12.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Asset retirement obligations

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets in accordance with Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". The initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. To date, the Company has not incurred any asset retirement obligations.

Escrow shares

Shares placed in escrow in connection with an initial public offering which are to be released upon achievement of certain performance criteria are considered to be contingently issueable and compensatory in nature. Accordingly, the difference between the fair value of these shares, being the trading price of the Company's publicly traded common shares, at the time they are released from escrow and their original issue price is accounted for as compensation expense in the period of release.

As described in Note 6, certain of the Company's escrow shares were transferred to a Trustee for the benefit of future employees, officers and directors of the Company. As these performance escrow shares are considered compensatory in nature, the Company records a compensation benefit at fair value, being the trading price of the Company's publicly traded common shares, when a portion or all of these performance escrow shares are allocated to specific individuals and adjusts this compensation benefit to fair value at the end of each respective reporting period until the performance escrow shares are released from escrow.

Stock-based compensation

Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Prior to May 1, 2003, the Company chose to account for stock-based compensation, excluding escrow shares, using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock. Effective for the eight month period ended December 31, 2003, the Company adopted Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" whereby the Company voluntary changed to the fair value based method of accounting for stock-based employee compensation on a prospective basis.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" ("EITF 96-18").

Foreign currency translation

The functional currency of the Company and its wholly-owned subsidiary is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Foreign currency translation (cont'd)

currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, being the United States dollar. Accordingly, assets and liabilities are translated into U.S. dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholder's equity as accumulated other comprehensive income.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At September 30, 2005, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 20,876,880 (September 30, 2004 - 15,620,464).

Shares that remain in escrow are excluded from the weighted average number of shares of common stock. The number of shares held in escrow excluded from the weighted average number of shares of common stock was Nil (September 30, 2004 - 3,510,900).

Recent accounting pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"("SFAS 153") which amends Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS 123R"). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Recent accounting pronouncements (cont'd)

i.         Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii.         Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity's share price.

iii. Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv.         Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award's value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, "Employers'Accounting for Employee Stock Ownership Plans". Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"), which is effective for fiscal years ending after December 15, 2005. SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements are not expected to have a material effect on the Company's consolidated financial position or results of operations.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

4.	EQUIPMENT

		September 30, 2005			December 31, 2004
		Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

	Office equipment	$ 56,018	$ 8,466	$ 47,552	$ 17,803	$ 3,964	$ 13,839
	Computer equipment	153,912	68,081	85,831	38,422	20,215	18,207
	Field equipment	293,333	13,813	279,520	117,431	10,357	107,074
	Buildings	300,080	26,392	273,688	-	-	-

		$803,343	$116,752	$686,591	$173,656	$34,536	$139,120

5.	MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests are in good standing.

Under the terms of an option agreement completed in July, 2002, the Company had the right to acquire up to a 60% interest in three mineral concessions (collectively, the "Lookout Hill Property"), located in southern Mongolia, from Mongol Gazar Co., Ltd. ("Mongol Gazar"), the Mongolian owner. In November 2003, pursuant to an amended purchase agreement which replaced the previous option agreement and all obligations thereunder, the Company acquired from Mongol Gazar a 100% interest in the Lookout Hill Property, free of all royalties. As consideration, the Company paid $5,500,000, issued 5,000,000 common shares at a value of $3,806,000 and agreed to pay Mongol Gazar the amount, if any, by which the net proceeds from the sale of the 5,000,000 shares issued to Mongol Gazar in this transaction is less than $5,000,000 (the "Minimum Price Guarantee").

For the above purchase price, the Company also acquired a 100% interest in a fourth mineral concession (the "Ulziit Uul Property") located in southern Mongolia.

On  April 20, 2004, subject to TSX Venture Exchange ("TSX-V") regulatory approval which was received on June 14, 2004, the Company agreed to issue non-transferable warrants to purchase up to 250,000 shares of the Company (issued) at a price of C$1.05 per share for two years to Mongol Gazar, in satisfaction of the Minimum Price Guarantee previously provided to Mongol Gazar. The fair value of the warrants was estimated to be $129,266. In addition, Mongol Gazar has agreed to transfer to the Company's subsidiary, EntrEe LLC, its 100% interest in an exploration licence located in Khanbogd, Omnogovi, Mongolia (the "Khatsavch Property").

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

In October, 2004, the Company granted to Ivanhoe Mines Ltd. ("Ivanhoe") the right to earn, over an eight year period, a participating interest in a certain portion of its Lookout Hill Property (the "Project Property"). Under the agreement, Ivanhoe must spend a minimum of $3 million in order to earn surface rights in the Project Property and a minimum of $20 million in order to earn any mineral rights interest in the Project

5.	MINERAL PROPERTY INTERESTS (cont'd)

Property and may acquire up to an 80% interest in mineralization below a depth of 560 metres and a 70% interest in mineralization above a depth of 560 metres by spending $35 million. Thereafter, the Company has the right to require Ivanhoe to fund its share of subsequent project costs through to production, to be recovered from production cash flow. The agreement with Ivanhoe also provided for Ivanhoe to subscribe for 4,600,000 units of the Company at a price of C$1.00 per unit (completed in November 2004).

The Company's exploration licenses begin to expire in March 2008 through to October 2010. The total estimated annual fees in order to maintain these licenses in good standing is approximately $280,000 payable in March 2006 for the ensuing 12 month period.

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004

Lookout Hill:
Acquisition	$ 45,895	$ 53,186	$ 138,487	$ 237,150
Assaying, testing and analysis	136,998	134,777	207,352	222,921
Camp and field supplies	453,293	62,610	1,033,038	549,553
Drilling	988,875	69,691	1,303,491	373,684
Geological and geophysical	558,912	266,511	2,047,833	484,591
Travel and accommodation	89,867	57,225	203,266	102,465

	2,273,840	644,000	4,933,467	1,970,364

Ulziit Uul:
Acquisition	1,724	2,600	5,200	2,600
Assaying, testing and analysis	24,623	2,000	37,964	2,000
Camp and field supplies	151,376	14,391	334,740	14,391
Geological and geophysical	116,093	-	367,496	-
Travel and accommodation	1,753	1,500	1,753	1,500

	295,569	20,491	747,153	20,491

Khatsavch:
Acquisition	-	-	17	-

	-	-	17	-

Other

Geological and geophysical	-	10,129	-	30,160

	-	10,129	-	30,160

	$2,569,409	$674,620	$5,680,637	$2,021,015

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK

In October 2002, the Company consolidated its issued share capital on a two old shares for one new share basis. Authorized share capital remained unchanged. All references to share and per share amounts in these consolidated financial statements have been adjusted accordingly.

In May 2004, the Company received shareholder approval to amend its Articles to increase the authorized share capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Share issuances

In July 1995, the Company completed a private placement consisting of 4,200,000 common shares issued at a price of C$0.02 per share for gross proceeds of $60,852.

In July 1995, the Company issued 3,200,000 shares at a value of $147,520 for the acquisition of a mineral property interest in Costa Rica. This mineral property was abandoned in 2001.

In January 1997, the Company completed a private placement consisting of 1,680,000 common shares issued at a price of C$0.06 per share for gross proceeds of $77,553.

In April 1997, the Company completed a private placement consisting of 2,200,000 common shares issued at a price of C$0.12 per share for gross proceeds of $197,165.

In February 2000, the Company issued 1,128,000 common shares for cash proceeds of $113,922 on the exercise of stock options.

In September 2002, the Company completed a brokered private placement consisting of 4,000,000 units issued at a price of C$0.20 per unit for gross proceeds of $505,520. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. As part of this private placement, the Company issued 310,000 units as a finder's fee to the agent. Each agent's unit consisted of one common share and one-half non-transferable share purchase warrant whereby each whole share purchase warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $112,338 were comprised of cash costs totaling $72,556 and the fair value of 310,000 units estimated at $39,782, of which $39,178 was assigned to the common shares and $604 was assigned to the warrants.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

In January 2003, the Company completed a combination brokered and non-brokered private placement consisting of 2,500,000 units issued at a price of C$0.35 per unit for gross proceeds of $569,975. Each unit consisted of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.40 per share for a period of one year. As part of this private placement, the Company issued 329,723 agent's warrants whereby each warrant entitled the agent to acquire one additional common share at a price of C$0.40 per share for a period of one year. Related share issue costs of $94,461 were comprised of cash costs totaling $78,188 and the fair value of the agents warrants estimated at $16,273.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont'd)

Share issuances (cont'd)

In January 2003, the Company issued 100,000 common shares at a value of $35,827 as a finder's fee towards the acquisition of mineral property interests (Note 5).

In February 2003, the Company issued 12,500 common shares for proceeds of $3,288 on the exercise of warrants.

In March 2003, the Company issued 135,416 common shares at a value of $45,839 and 67,708 non-transferable share purchase warrants with a value of $5,252 to settle accounts payable totalling $45,839 resulting in a loss on settlement of $5,252. Each share purchase warrant entitled the holder to acquire one additional common share at a price of C$0.60 per share for a period of one year.

In April 2003, the Company completed a non-brokered private placement consisting of 1,000,000 units issued at a price of C$0.40 per unit for proceeds of $275,560. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share at a price of C$0.50 per share for the first year and at C$0.60 per share for the second year. The Company incurred costs of $4,408 with respect to this private placement.

In August 2003, the Company completed a non-brokered private placement consisting of 2,000,000 common shares issued at a price of C$0.20 per share for gross proceeds of $288,360. Related share issue costs of $15,270 were charged as a reduction to the gross proceeds raised on the non-brokered private placement.

In October 2003, the Company completed a short-form offering and issued 2,352,942 units at a price of C$0.85 per unit for gross proceeds of $1,510,400. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allows the holder to purchase one additional common share at an exercise price of C$1.06 on or before October 22, 2005. The agent for the offering was paid a cash commission of 8.5% of the gross proceeds received, or $128,384, in respect of units sold and received agent's warrants to acquire common shares equal to 10% of the number of units sold, or 235,294 warrants. The agent's warrants allow the agent to purchase one additional common share at an exercise price of C$0.95 per share on or before October 22, 2004. The agent was also issued 100,000 units as a corporate finance fee. Each agent's unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allows the agent to purchase one additional common share at an exercise price of C$0.95 on or before October 22, 2004. Related share issue costs of $296,296 were comprised of cash costs totaling $164,004 and the fair value of 100,000 agents units estimated at $72,576 and the fair value of 235,294 agent's warrants estimated at $59,716. The fair value of the agent's units of $72,576 consisted of $64,192 assigned to the common shares and $8,384 assigned to the warrants.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

In October 2003, the Company completed a brokered private placement consisting of 12,000,000 units at a price of C$1.00 per unit for gross proceeds of $9,092,400. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant allows the holder to purchase one additional common share at an exercise price of C$1.35 on or before October 31, 2005. The agent for the offering was paid a cash commission of 6.5% of the gross proceeds received in respect of units sold by the agent up to 11,500,000 units, or $566,381, and received 920,000 agent's warrants. The agent's warrants allow the agent to purchase one additional common share at an exercise price of C$1.35 per share on or before April 30, 2005. Related share issue costs of $991,149 were comprised of cash costs totaling $680,124 and the fair value of the agents warrants estimated at $311,025.

6.	COMMON STOCK (cont'd)

Share issuances (cont'd)

In November 2003, the Company issued 5,000,000 shares at a value of $3,806,000 for the acquisition of a mineral property interest (Note 5).

During the eight month period ended December 31, 2003 the Company issued 3,730,372 common shares for cash proceeds of $1,310,221 on the exercise of warrants. The warrants exercised had a corresponding fair value of $6,443 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

During the eight month period ended December 31, 2003, the Company issued 35,000 common shares for cash proceeds of $14,704 on the exercise of stock options. The fair value recorded when the options were granted of $4,026 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In January 2004, the Company issued 50,000 common shares for cash proceeds of $17,942 on the exercise of stock options. The fair value recorded when the options were granted of $8,238 has been transferred from additional paid-in capital to common stock on the exercise of the options.

In November 2004, the Company completed a non-brokered private placement consisting of 4,600,000 units at a price of C$1.00 per unit for gross proceeds of $3,846,521. Each unit consisted of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at a price of C$1.10 on or before November 9, 2006. Pursuant to an agreement with the Company, the placee, being Ivanhoe, has a pre-emptive right to such percentage of any future offering of securities by the Company to enable them to preserve their pro-rata ownership interest in the Company after their acquisition of these 4,600,000 units. Related share issue costs were comprised of cash costs totalling $21,026.

During the year ended December 31, 2004, the Company issued 533,836 common shares for cash proceeds of $173,011 on the exercise of warrants. Certain of the warrants exercised had a corresponding fair value of $13,197 when issued which has been transferred from additional paid-in capital to common stock on the exercise of the warrants.

During the three month period ended March 31, 2005, the Company issued 15,000 common shares for cash proceeds of $13,210 on the exercise of warrants.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

In June 2005, the Company completed a non-brokered private placement consisting of 5,665,730 units at a price of C$2.20 per unit for gross proceeds of $10,170,207. Each unit consisted of one common share and one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of two years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (an indirect wholly-owned subsidiary of Rio Tinto plc) has the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company. Related share issue costs were comprised of cash costs totalling $521,798.

During the three month period ended June 30, 2005, the Company issued 6,245,800 common shares for aggregate cash proceeds of $5,827,614 on the exercise of warrants.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont'd)

Share issuances (cont'd)

During the three month period ended June 30, 2005, the Company issued 245,000 common shares for aggregate cash proceeds of $151,590 on the exercise of stock options.

In July 2005, the Company completed a non-brokered private placement consisting of 1,876,680 units at a price of C$2.20 per unit for gross proceeds of $3,367,890. Each unit consisted of one common share and one non-transferable share purchase A warrant and one non-transferable share purchase B warrant. Two A warrants entitle the holder to purchase one common share of the Company at a price of C$2.75 for a period of two years. Two B warrants entitle the holder to purchase one common share of the Company at a price of C$3.00 for a period of two years. Pursuant to an agreement with the Company, the placee, Kennecott Canada Exploration Inc. (an indirect wholly-owned subsidiary of Rio Tinto plc) has the right to acquire additional securities and participate in future financings by the Company so as to maintain its proportional equity in the Company.

During the three month period ended September 30, 2005, the Company issued 997,000 common shares for aggregate cash proceeds of $1,069,135 on the exercise of warrants.

During the three month period ended September 30, 2005, the Company issued 162,000 common shares for aggregate cash proceeds of $149,455 on the exercise of stock options.

Escrow shares

Included in issued capital stock at December 31, 2004 were 3,510,900 common shares which were subject to escrow agreements and may not be released, transferred or assigned without the consent of the regulatory authorities at the TSX-V. On March 3, 2005, the Company became a Tier 1 Issuer on the TSX-V and as a result 2,280,900 shares were released from escrow.

The remaining 1,230,000 common shares that were subject to escrow agreement were released in April, 2005 upon meeting additional performance requirements relating to exploration expenditures on the Company's mineral property interests.

Performance escrow shares

During the year ended April 30, 2000, 270,000 performance escrow shares of 3,000,000 shares originally placed in escrow in connection with an initial public offering with a value of $41,593 were released from escrow.

During the year ended April 30, 2003, the Company, a Trustee and the owner of the remaining 2,730,000 performance escrow shares entered into a Share Purchase Agreement and Trust Deed whereby these performance escrow shares were transferred to the Trustee, on behalf of the Company, for the purpose of making the performance escrow shares available to present and future principals of the Company. In November 2003, the Company, Trustee and owner entered into a Restated Share Purchase Agreement and Trust Deed that clarified and corrected the terms and intent of the original agreement. Pursuant to these agreements, the Company acquired and immediately transferred these performance escrow shares to the Trustee for the benefit of current and future employees, officers and directors of the Company (the "2,730,000 Trustee Shares").

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont'd)

In July 2002, the Company entered into an agreement with the president of the Company for the receipt of certain escrow shares in exchange for services provided to the Company. The agreement was replaced with an employment agreement dated November 1, 2003. At December 31, 2004, under the terms of the agreements, a cumulative total of 625,000 performance escrow shares of the 2,730,000 Trustee Shares had been allocated to the president of the Company. In May 2004, 310,439 performance escrow shares allocated to the president of the Company were released from escrow and marked-to-market at the date of release at a final value of $252,246. In August 2004, an additional 310,439 performance escrow shares allocated to the president of the Company were released from escrow and marked-to-market at the date of release at a final value of $129,559.

During the eight month period ended December 31, 2003, the Trustee allocated an additional 905,000 performance escrow shares of the 2,730,000 Trustee Shares to directors of the Company. In May 2004, 109,891 performance escrow shares allocated to directors were released from escrow and marked-to-market at the date of release at a final value of $89,291. In August 2004, an additional 109,891 performance escrow shares allocated to the directors were released from escrow and marked-to-market at the date of release at a final value of $44,241.

In October, 2004 the Company allocated the final 1,200,000 performance escrow shares of the 2,730,000 Trustee Shares to directors, officers and employees of the Company.

In April 2005, the remaining 1,230,000 performance escrow shares allocated to the president of the Company and to the directors and employees were released from escrow and marked-to-market at the date of release at a final total value of $1,028,001.

At September 30, 2005, all performance escrow shares had been released from escrow. At December 31, 2004 there were 1,230,000 performance escrow shares that, although allocated, had not been released from escrow of which 4,122 performance escrow shares allocated to the president under employment agreement had a value of $4,902 and 1,225,878 performance escrow shares allocated to directors and employees had a value of $1,458,682.

The total escrow compensation expense (recovery) has been recorded in the consolidated financial statements as follows with corresponding additional paid-in capital recorded in stockholders' equity:

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont'd )

Escrow shares (cont'd)

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004

Escrow shares allocated to president pursuant
to employment agreement:
Mineral property interests expense (recovery)	$ -	$ -	$ -	$ (101,701)
Escrow shares compensation expense (recovery)	-	(58,023)	(1,453)	(326,890)

	-	(58,023)	(1,453)	(428,591)
Escrow shares allocated to directors, officers and
employees:
Escrow shares compensation expense (recovery)	-	(81,880)	(434,130)	(620,532)

	$ -	$(139,903)	$(435,583)	$(1,049,123)

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (C$)

Balance as at December 31, 2004	12,914,270	$1.22
Issued	7,542,410	2.63
Expired	(1,170,000)	1.19
Exercised	(7,257,800)	1.18

Balance as at September 30, 2005	12,028,880	$2.47

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont'd )

Share purchase warrants (cont'd)

As at September 30, 2005, the following share purchase warrants were outstanding and exercisable.

Number of Shares	Exercise Price (C$)	Expiry Date

535,970	$1.06	October 22, 2005
3,700,500	1.35	October 31, 2005
250,000	1.05	April 20, 2006
2,832,865	2.75	June 29, 2007
2,832,865	3.00	June 29, 2007
938,340	2.75	July 7, 2007
938,340	3.00	July 7, 2007

12,028,880

Stock options

During the year ended April 30, 2003, the Company adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, as amended in May 2005, the Company may grant options to acquire up to 9,251,613 common shares of the Company. Options granted can have a term up to five years and an exercise price typically not less than the Company's closing stock price at the date of grant. The options shall vest at issuance, except for options granted to consultants for investor relations services which vest as to 25% at issuance and 25% every three months for a total of twelve months.

	Number of Shares	Weighted Average Exercise Price (C$)

Balance as at December 31, 2004	5,915,000	$1.03
Granted	3,340,000	1.67
Exercised	(407,000)	0.90

Balance as at September 30, 2005	8,848,000	$1.27

The weighted average fair value of stock options granted during the nine months ended September 30, 2005 was C$0.95 ( September 30, 2004 - C$1.09). The number of stock options exercisable at September 30, 2005 was 8,741,750 (December 31, 2004 - 3,708,750). The weighted average exercise price of stock options exercisable at September 30, 2005 was C$1.27 (September 30, 2004 - C$0.99).

On March 3, 2005, the Company became a Tier 1 Issuer on the TSX-V and, as a result, all stock options became fully vested except those issued to investor relations consultants.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont'd )

Stock options (cont'd)

At September 30, 2005, the following stock options were outstanding:

Number of Shares	Exercise Price (C$)	Expiry Date

210,000	$1.15	November 1, 2006
715,000	0.46	August 26, 2007
50,000	0.34	December 3, 2007
510,000	0.60	January 30, 2008
800,000	1.00	September 18, 2008
175,000	2.32	November 13, 2008
665,000	1.24	February 11, 2009
1,595,000	1.15	November 12, 2009
200,000	1.20	November 24, 2009
600,000	1.25	December 17, 2009
400,000	1.28	January 7, 2010
175,000	1.19	March 3, 2010
63,000	1.48	May 24, 2010
2,545,000	1.75	June 9, 2010
100,000	2.00	August 15, 2010
25,000	1.66	August 25, 2010
20,000	1.85	September 28, 2010

8,848,000

Stock-based compensation

The fair value of stock options granted during the nine months ended September 30, 2005 was $3,166,008 (September 30, 2004 - $778,134). Total stock-based compensation recognized in the consolidated statements of operations is summarized as follows with corresponding additional paid-in capital recorded in stockholders' equity:

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004

Consulting fees	$ -	$ 39,681	$1,017,923	$ 120,216
Legal	21,370	11,076	158,647	32,405
Management fees	-	69,976	1,664,804	246,574
Mineral property interest	85,481	22,922	910,965	82,504
Office and administration	18,147	40,037	686,480	142,854
Stockholder communications and investor relations	46,954	39,776	211,670	127,994

	$171,952	$ 223,468	$4,650,489	$752,547

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

6.	COMMON STOCK (cont'd )

Stock-based compensation (cont'd)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004

Risk-free interest rate	2.85%	3.48%
Expected life of options	5	5
Annualized volatility	80%	134%
Dividend rate	0.00%	0.00%

7.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the nine months ended September 30, 2005:

a) Paid or accrued management fees of $39,991 (September 30, 2004 - $34,432) to two directors and officers of the Company.

b)     Recognized an expense (recovery) of ($1,453) (September 30, 2004 - ($428,591)) from certain performance escrow shares allocated to the president and CEO of the Company (Note 6) which have been recorded as escrow shares compensation (recovery) of ($1,453) (September 30, 2004 - ($326,890)) and mineral property interests cost (recovery) of $Nil (September 30, 2004 - ($101,701)). In addition, compensation expense (recovery) of ($434,130) (September 30, 2004 - ($620,532)) was recognized from certain performance escrow shares transferred to directors of the Company (Note 6) which has been recorded as escrow shares compensation (recovery) of ($434,130) (September 30, 2004 - ($620,532)).

These transactions were in the normal course of operations and were measured at the exchange amount which represented the amount of consideration established and agreed to by the related parties.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

8.	SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	September 30, 2005	December 31, 2004
Identifiable assets
Canada	$ 21,294,505	$ 6,233,005
Mongolia	815,961	129,410
	$ 22,110,466	$ 6,362,415

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004

Loss for the period
Canada	$ (430,060)	$ (262,384)	$ (4,336,980)	$ (354,833)
Mongolia	(2,624,609)	(692,561)	(5,826,037)	(2,074,395)

	$ (3,054,669)	$ (954,945)	$ (10,163,017)	$ (2,429,228)

9.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the nine month period ended September 30, 2005 consisted of:

a)     The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to the president of the Company which has been recorded as escrow shares compensation (recovery) of ($1,453).

b)     The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to directors of the Company which has been recorded as escrow shares compensation (recovery) of ($434,130).

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd)

Significant non-cash transactions for the nine month period ended September 30, 2004 consisted of:

a)     The issuance of non-transferable warrants to purchase up to 250,000 shares of the company at a price of C$1.05 per share on or before April 20, 2006 in return for the cancellation of a price guarantee in connection with shares previously issued for mineral property interests (Note 5). The fair value of the warrants was estimated to be $129,266.

b)     The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to the president and CEO of the Company which has been recorded as escrow shares compensation (recovery) of ($326,896) and mineral property interest costs (recovery) of ($101,701) (Note 6).

c)     The recognition of compensation expense (recovery) from the allocation of certain performance escrow shares to directors of the Company which has been recorded as escrow shares compensation (recovery) of ($620,532).

11.	SUBSEQUENT EVENTS

Subsequent to September 30, 2005:

a)	The Company issued 3,198,650 common shares upon the exercise of warrants for aggregate proceeds of $3,564,519.

b)	The Company issued 175,000 common shares upon the exercise of stock options for aggregate proceeds of $209,465.

c)	34,070 warrants with an exercise price of C$1.06 and 1,003,750 warrants with an exercise price of C$1.35 expired without exercise.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

12.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("United States GAAP"). These consolidated financial statements also comply, in all material respects, with Canadian generally accepted accounting principles ("Canadian GAAP") with respect to recognition, measurement and presentation as described and quantified below.

Consolidated balance sheets

The impact of the differences between United States GAAP and Canadian GAAP on the consolidated balance sheets would be as follows:

	September 30, 2005			December 31, 2004

	Balance, United States GAAP	Adjustments	Balance, Canadian GAAP	Balance, United States GAAP	Adjustments	Balance, Canadian GAAP

Current assets	$ 21,423,875	$ -	$ 21,423,875	$ 6,223,295	$ -	$ 6,223,295
Mineral property interests	-	18,986,447	18,986,447	-	13,305,810	13,305,810
Equipment	686,591	-	686,591	139,120	-	139,120

	$ 22,110,466	$ 18,986,447	$ 41,096,913	$ 6,362,415	$ 13,305,810	$ 19,668,225

Current liabilities	$ 516,193	$ -	$ 516,193	$ 198,763	$ -	$ 198,763
Stockholders' equity	21,594,273	18,986,447	40,580,720	6,163,652	13,305,810	19,469,462

	$ 22,110,466	$ 18,986,447	$ 41,096,913	$ 6,362,415	$ 13,305,810	$ 19,668,225

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

12.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Consolidated statements of operations

The impact of the differences between United States GAAP and Canadian GAAP on the consolidated statements of operations would be as follows:

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004	Cumulative Period from Inception (July 19, 1995) to September 30, 2005

Net loss for the period, United States GAAP	$ (3,054,669)	$ (954,945)	$ (10,163,017)	$ (2,429,228)	$ (29,771,003)
Adjustments:
Mineral property interests	2,569,409	674,620	5,680,637	2,021,015	19,101,002
Escrow shares compensation	-	(306,687)	(435,583)	(1,114,974)	(52,322)

Net loss for the period, Canadian GAAP	$ (485,260)	$ (587,012)	$ (4,917,963)	$ (1,523,187)	$ (10,722,323)

Basic and diluted net loss per common share, Canadian GAAP	$ (0.01)	$ (0.01)	$ (0.08)	$ (0.03)

Weighted average number of common shares outstanding, Canadian GAAP	65,373,384	46,258,066	58,251,602	46,162,427

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

12.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Consolidated statements of cash flows

The impact of the differences between United States GAAP and Canadian GAAP on the consolidated statements of cash flows would be as follows:

	Three Month Period Ended September 30, 2005	Three Month Period Ended September 30, 2004	Nine Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2004	Cumulative Period from Inception (July 19, 1995) to September 30, 2005

Net cash used in operating activities,
United States GAAP	$(3,262,421)	$(860,546)	$(5,887,937)	$(2,573,374)	$(17,003,731)
Mineral property interests	2,569,409	674,620	5,680,637	2,021,015	19,101,302
Stock-based compensation	(85,481)	(22,922)	(910,965)	(82,504)	(1,170,585)
Escrow shares compensation	-	(52,473)	-	(22,923)	(169,280)
Warrants issued for cancellation of price guarantee	-	-	-	-	(129,266)
Finders fee	-	-	-	(129,266)	(35,827)
Mineral property interests paid in stock	-	-	-	-	(3,806,000)
Change in accounts payable	(314,864)	-	(314,864)	-	(314,864)

Net cash provided by (used in) operating activities, Canadian GAAP	(1,093,357)	(261,321)	(1,433,129)	(787,052)	(3,528,251)

Net cash provided by financing activities, United States and Canadian GAAP	4,586,479	-	20,227,303	182,332	37,396,641

Net cash used in investing activities, United States GAAP	(145,864)	(19,335)	(624,202)	(117,305)	(797,857)
Mineral property interests	(2,169,064)	(599,225)	(4,454,808)	(1,786,322)	(13,475,480)

Net cash used in investing activities, Canadian GAAP	(2,314,928)	(618,560)	(5,079,010)	(1,903,627)	(14,273,337)

Effect of foreign currency translation on cash and cash equivalents	1,168,630	151,603	1,151,847	15,000	1,332,329

Change in cash and cash equivalents during the period	2,346,824	(728,278)	14,867,011	(2,493,347)	20,927,382
Cash and cash equivalents, beginning of period	18,580,558	3,090,446	6,060,371	5,455,495	-

Cash and cash equivalents, end of period	$ 20,927,382	$ 2,962,148	$ 20,927,382	$ 2,962,148	$ 20,927,382

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

12.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Mineral property interests

Under United States GAAP, costs of acquisition, exploration, carrying and retaining unproven properties are expensed as incurred.

Under Canadian GAAP, mineral property interests, which consist of the right to explore for mineral deposits, are recorded at cost. Deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, are recorded at cost. All direct and indirect costs relating to the acquisition and exploration of mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment. If a mineral property interest is abandoned, the mineral property interest and deferred exploration costs are written off to operations in the period of abandonment. On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject mineral property interest. Management's determination of impairment is based on: i) whether the Company's exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued; ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future or iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work. Based on the foregoing criteria, management determined that no impairment to the Company's current mineral property interests had taken place at September 30, 2005.

Asset retirement obligation

Under United States GAAP, the Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets in accordance with Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". The initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. Under Canadian GAAP, asset retirement obligations are required to be recorded beginning January 1, 2004.

As of September 30, 2005, the Company has not incurred any asset retirement obligations under United States GAAP that would generate a difference.

Escrow shares

Under United States GAAP, the Company accounts for escrow shares as described in Note 3.

Under Canadian GAAP, shares placed in escrow in connection with an initial public offering which are to be released upon achievement of certain performance criteria are not considered to be contingently issueable and are not compensatory in nature. Accordingly, the difference between the fair value of these shares, being the trading price of the Company's publicly traded common shares, at the time they are released from escrow and their original issue price is not recorded. Further, as described in Note 6, certain of the Company's escrow shares were transferred to a Trustee for the benefit of future employees, officers and directors of the Company. Under Canadian GAAP, as these performance escrow shares were transferred from a principal stockholder to a Trustee, these performance escrow shares are considered compensatory in nature. Accordingly, the Company records a compensation benefit at fair value, being the trading price of

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

12.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Escrow shares (cont'd)

the Company's publicly traded common shares, when a portion or all of these performance escrow shares are allocated to specific individuals.

Thus, there is a difference between United States GAAP and Canadian GAAP on the accounting for escrow shares for the three month periods ended September 30, 2005 and 2004 in the amount of $(nil) and $(306,687) respectively. There is difference between United States GAAP and Canadian GAAP for escrow shares for the nine month periods ended September 30, 2005 and 2004 in the amount of $(435,583) and $(1,114,974) respectively.

Stock-based compensation

Under United States GAAP, the Company accounts for stock-based compensation as described in Note 3.

Under Canadian GAAP, effective May 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("HB 3870"), which recommends the fair value-based methodology for measuring compensation costs, excluding escrow shares. HB 3870 also permits, and the Company adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted. The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting. Effective May 1, 2003, the Company adopted prospectively the fair value-based methodology for measuring compensation costs under HB 3870 which requires the Company to recognize fair value compensation costs for the granting of all stock options and direct awards of stock.

Accordingly, there is no difference between United States GAAP and Canadian GAAP on the accounting for stock-based compensation for the nine month periods ended September 30, 2005 and 2004.

Net loss per share

Under both United States GAAP and Canadian GAAP, basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under Canadian GAAP, the weighted average number of common shares outstanding includes any shares that remain in escrow. The weighted average number of shares outstanding under Canadian GAAP for the three month periods ended September 30, 2005 and 2004 were 66,603,384 and 46,258,066 respectively. The weighted average number of shares outstanding under Canadian GAAP for the nine month periods ended September 30, 2005 and 2004 were 58,251,602 and 46,162,427 respectively.

ENTREE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(Unaudited)
(Expressed in United States dollars)

12.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

New accounting pronouncements

In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company's consolidated financial statements. The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

1.

INTRODUCTION

This discussion and analysis of financial position and results of operations ("MD&A") and cash flows of EntrEe Gold Inc. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2005, and with the audited consolidated financial statements of the company for the year ended December 31, 2004. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is November 2, 2005.

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. US GAAP differs in certain material respects from accounting principles generally accepted in Canada ("Canadian GAAP") (See Note 12 to the interim financial statements).

In this MD&A, all monetary amounts are expressed in the United States dollars, unless otherwise specified. In this quarterly report, unless otherwise specified, all dollar amounts are expressed in United States dollars, unless otherwise specified such as "Cdn $" or "C$" for Canadian dollars.  All references to "common shares" refer to the common shares in our capital stock.

As used in this quarterly report, the terms "we", "us", "our", the "Company" and "EntrEe" mean Entree Gold Inc. and our wholly-owned Mongolian subsidiary EntrEe LLC, unless otherwise indicated.

This MD&A contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

2.

OUR CURRENT BUSINESS

We are an exploration stage resource company engaged in exploring mineral resource properties.  Our current mineral properties consist of five mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of Mongolia, a division of the government of Mongolia.  All of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary EntrEe LLC.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).  Please refer to the section of this quarterly report entitled 'Risk Factors', beginning at page 43, for additional information about the risks of mineral exploration.

Equity Participation and Earn-In Agreement with Ivanhoe Mines Ltd.

We entered into an 'arms length' Equity Participation and Earn-In Agreement dated as of October 15, 2004, with Ivanhoe Mines Ltd.("Ivanhoe"), an unrelated Yukon corporation which owns a mineral exploration property known as Oyu Tolgoi, or 'Turquoise Hill', which is located adjacent to our Lookout Hill property.  This agreement provided that, upon satisfaction of certain conditions, Ivanhoe Mines Ltd. would:

•

subscribe for 4,600,000 units from our company for Cdn $1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of Cdn $1.10 for two years from the date of purchase.

•

have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe Mines Ltd. on a portion of our company's Lookout Hill property consisting of approximately 40,000 hectares, or approximately 22% of the land area of our Lookout Hill property shown on the map below.  The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe Mines Ltd. expends on the project during the earn-in period, but the agreement provides that Ivanhoe can earn a 51% interest by expending an aggregate of at least $20,000,000 during the earn-in period, a 60% interest by expending an aggregate of at least $27,500,000 during the earn-in period, or a sliding percentage interest, depending on the depth from which minerals are extracted from the project, of between 70% and 80% by expending an aggregate of at least $35,000,000 during the earn-in period.

•

have the right to nominate one member of our Board of Directors until the earlier to occur of (a) the expiration of the earn-in period, or (b) the date upon which Ivanhoe ceases to own at least ten

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

percent (10%) of our issued and outstanding common shares (assuming the exercise by Ivanhoe of all securities convertible into our common shares).

In addition, the Equity Participation and Earn-In Agreement gives to Ivanhoe a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company which, after the acquisition of the 4,600,000 units, would be approximately 9% prior to exercise of any of their share purchase warrants and could, upon the exercise of the latter, go as high as 17% of our issued and outstanding common shares. In June 2005, Ivanhoe exercised its 4,600,000 share purchase warrants (see below).

The portion of our property subject to the Equity Participation and Earn-In Agreement, which is referred to in the agreement as the "Project Property", is shown below:

Entree Gold Inc./Ivanhoe Mines Ltd.
Project Property Boundaries

Togoot
N
0
10
kilometres
Shivee Tolgoi
Zone I / II
Zone III
Shivee Tolgoi
Bayan Ovoo
Javhlant
Oyu Tolgoi
Legend
100% Entree Gold Inc.
Exploration Licences
- Shivee Tolgoi
- Javhlant
- Togoot
Gold Prospects
Copper Prospects
Exploration Areas
Oyu Tolgoi Mining Licence
Project Property
(approximately 39,864 ha)

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

We closed the private placement described in the Equity Participation and Earn-In Agreement on November 9, 2004, at which time Ivanhoe purchased the 4,600,000 units described above.

We believe that the Equity Participation and Earn-In Agreement represents a significant milestone in the development of our company.  It has enabled us to raise money that we can use to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere.  It has the potential, depending on how much money Ivanhoe actually expends on the project during the earn-in period, to enable the exploration of that portion of our
Lookout Hill property at little or no cost to our company.  Finally, their commitment to explore our property demonstrates that Ivanhoe, an internationally recognized mineral exploration and development company, has sufficient confidence in our company and our Lookout Hill property to invest significant time, money and effort in our future.

Investment by Rio Tinto plc

In June 2005, Rio Tinto plc (one of the world's largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc (collectively, "Rio Tinto") completed a private placement into EntrEe, whereby they purchased 5,665,730 units at a price of $C2.20 per unit, which consisted of one EntrEe common share and two warrants (one "A" warrant and one "B" warrant). Two "A" warrants entitle Rio Tinto to purchase one EntrEe common share for C$2.75 within two years; two "B" warrants entitle Rio Tinto to purchase one EntrEe common share for C$3.00 within two years. Proceeds from Rio Tinto's investment were $10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of EntrEe's shares and thereby exercised its warrant for 4.6 million shares at C$1.10, resulting in proceeds to EntrEe of $4,069,214. In July Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to EntrEe of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

Ivanhoe now owns approximately 16% of EntrEe's issued and outstanding shares with the potential to hold up to a total of 17% upon the exercise of warrants.

Rio Tinto now owns approximately 9% of EntrEe's issued and outstanding shares with the potential to hold up to a total of 17% upon the exercise of warrants.

Ivanhoe and Rio Tinto are required to vote these shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our shareholders except for "extraordinary" matters.  "Extraordinary" matters are defined in the Equity Participation and Earn-In Agreement to mean matters requiring a special majority (66.33%), the vote of a majority of disinterested shareholders and matters where Ivanhoe or Rio Tinto is precluded from voting.

The additional investment by Rio Tinto represents a strong endorsement by one of the world's largest mining companies of EntrEe's management and property holdings. EntrEe is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiary, EntrEe LLC.  We maintain an office for this purpose in Ulaan Bataar, the capital of Mongolia.  Our Mongolian office is staffed by our Vice-President, Exploration, a Canadian geologist who works in Ulaan Baatar for 11 months of the year on a 7 weeks in/3 weeks out basis; a Mongolian office administrator employed full-time, a Mongolian office assistant, on contract for 11 months per year, and a full-time accountant.

Listing of Common Stock on the American Stock Exchange

On July 7, 2005 the American Stock Exchange approved the listing of 86,807,154 shares of our common stock. The trading of our shares of common stock commenced on the American Stock Exchange effective July 18, 2005, under the trading symbol "EGI'.

3.

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

Three month period ended September 30, 2005Three month period ended September 30, 2004Nine month period ended September 30, 2005Nine month period ended September 30, 2004

Exploration, cash	$2,483,928	$651,698	$4,769,672	$1,836,810
General and administrative expense, cash	524,579	234,755	1,357,160	959,520
Stock-based compensation	171,952	223,468	4,650,489	752,547
Escrow shares compensation	0	(139,903)	(435,583)	(1,049,123)
Interest income	(125,790)	(15,073)	(178,721)	(70,526)
Net loss	$3,054,669	$954,945	$10,163,017	$2,429,228

Exploration:

Exploration expenditures are summarized as follows:

Three month period ended September 30, 2005Three month period ended September 30, 2004Nine month period ended September 30, 2005Nine month period ended September 30, 2004

Lookout Hill	$2,273,840	$644,000	$4,933,467	$1,970,364
Ulziit Uul	295,569	20,491	747,153	20,491
Khatsavch	0	0	17	0
Other	0	10,129	0	30,160
Total costs	2,569,409	674,620	5,680,637	2,021,015
Less:
Stock-based compensation	(85,481)	(22,922)	(910,965)	(82,504)
Escrow shares compensation				(101,701)
Total expenditures, cash	$2,483,928	$651,698	$4,769,672	$1,836,810

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

Lookout Hill

Significant exploration was completed in the 3rd quarter and throughout 2005 on Lookout Hill.

In the Copper Flats area, which is subject to the joint EntrEe - Ivanhoe Agreement, drilling in the 2nd quarter of 2005 (April 14, 2005 news release) confirmed the extension of the Hugo North system of mineralization onto EntrEe's ground.  Some of the richest mineralization encountered to date (608 metres averaging 3.24% copper and 0.82 g/t gold with a contained 322 metres averaging 4.59% copper and 1.07 g/t gold) in the entire Oyu Tolgoi area lies on EntrEe's ground immediately north of the joint border. This rich-copper gold zone of mineralization has now been traced for up to 625 metres along strike to the north of the property boundary and remains open.  Ivanhoe continues to drill the potential continuation to the north and is simultaneously conducting closer-spaced infill drilling along the 625 metres of defined mineralization, with the goal of completing a resource calculation by early 2006.

Ivanhoe announced its Integrated Development Plan for Oyu Tolgoi in September 2005.  In this study there were several key items that were specific to the potential development of EntrEe's Copper Flats area.  These include:

•

The Hugo North deposit is now recognized as the richest of its kind in history and the gold:copper ratios and overall metal values in the vicinity of the EntrEe-Ivanhoe property boundary are the highest in the entire deposit.

•

The extension of the Hugo North deposit onto Copper Flats has now been traced for over 625 metres and remains open to the north and to depth.

•

Ivanhoe has disclosed a targeted resource for current infill drilling at Copper Flats and it is expected that there will be sufficient drill density to estimate an inferred resource by early 2006 for the mineralized system delineated to date.

•

The continued extension of the high-grade mineralization at Copper Flats could support the development of a mine on EntrEe's property.

To the west of the 40,000 hectares that are subject to the EntrEe - Ivanhoe Agreement, EntrEe continued exploration on its 100% owned ground.  Deep probing IP and MT geophysical surveys, soil geochemistry and geological mapping were completed over Zones I/II and III and these surveys were extended to the south of the zones down to the most southern property boundary.  Similar surveys were completed over the Bayan Ovoo copper showing.  Drilling is in progress, testing these geophysical and geochemical targets, with two drills currently in the area of Zones I/II and III and one drill in the Bayan Ovoo area.

Reconnaissance exploration continues over the remainder of this 139,000 hectare land package.

We are required to pay annual fees to the Mineral Resources and Petroleum Authority of Mongolia in order to maintain our five mineral exploration licenses.  Over the 12 month period ending June 30, 2006, we will be required to pay an aggregate of $269,250 for the Lookout Hill property.

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

Ulziit Uul

Deep probing IP and MT geophysical surveys along with geochemical soil sampling and geological mapping were conducted over a large portion of this licensed area.  As part of the terms of the private placement by Rio Tinto plc in July 2005, Rio acquired a first right of refusal on Ulziit Uul and subsequently the overall exploration budget was increased to an estimated US$1.9 million.

Drilling commenced on selected targets in September 2005 and is still in progress.

We are required to pay annual fees to the Mineral Resources and Petroleum Authority of Mongolia in order to maintain our five mineral exploration licenses.  Over the next 12 months ending June 30, 2006, we will be required to pay $10,500 for the Ikh Ulziit Uul property.

Khatsavch

No work was completed on the Khatsavch license in 2005.

We are required to pay annual fees to the Mineral Resources and PetroleumAuthority of Mongolia in order to maintain our five mineral exploration licenses.  Over the next 12 months ending June 30, 2006, we will be required to pay $63 for the Khatsavch property.

Other

During 2004, we incurred  $30,160 in expenses related to due diligence on a potential acquisition in Khazakstan.  The project did not meet our investment criteria.

General and administrative

For the quarter ended September 30, 2005, general and administrative expense before stock-based and escrow share compensation increased compared to the year ago quarter because of larger corporate offices, increased payroll, and an expanded investor relations program.

For the nine months ended September 30,  2005  general and administrative expense before stock-based and escrow share compensation  increased compared to the year ago period because of larger corporate offices, increased payroll, additional legal expenses arising from contract negotiations and an expanded investor relations program.

Stock-based compensation

In March, 2005, the Company became a Tier I Issuer on the TSX-V and as a result all stock options previously granted became fully vested.  Consequently, the fair value of all unvested options except those issued to investor relations consultants was expensed in the 1st quarter of 2005.  The balance of stock-based compensation expense represents the fair value of stock options granted in 2005 less the unvested portion of options granted to investor relations consultants.

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

Escrow shares compensation

The Company records compensation expense for performance shares held in escrow on a mark-to-market basis.  For the three and nine months periods ended September 30, 2005 and 2004, the relative market price of the Company's stock was decreasing, and therefore expense recoveries were recognized.  At June 30, 2005, all performance escrow shares had been released from escrow and consequently there was no further escrow compensation expense or recovery.

Interest income

The Company earns income on its cash and cash equivalents.  The increase in interest income in the current quarter arises from the investment of approximately $20,000,000 generated by private placements, warrants exercise and options exercise.

4.

SELECTED QUARTERLY DATA

	Quarter ended Sept 30, 2005	Quarter ended Jun 30, 2005	Quarter ended Mar 30, 2005	Quarter ended Dec 31, 2004

Exploration	2,569,409	1,940,214	1,171,014	679,250
General and administrative	611,050	1,994,450	2,055,601	2,447,152
Loss on settlement of debt	0	0	0	0
Loss from operations	(3,180,459)	(3,934,664)	(3,226,615)	(3,126,402)
Interest income	125,790	23,339	29,592	27,516
Net loss	(3,054,669)	(3,911,325)	(3,197,023)	(3,098,886)

Basic and diluted loss per share	$(0.05)	$(0.08)	$(0.06)	$(0.07)

	Quarter ended Sept 30, 2004	Quarter ended Jun 30, 2004	Quarter ended Mar 30, 2004	Two months ended Dec 31, 2004

Exploration	674,620	1,189,707	156,688	9,304,626
General and administrative	295,398	92,822	90,519	1,834,182
Loss on settlement of debt	0	0	0	0
Loss form operations	(970,018)	(1,282,529)	(247,207)	(11,138,808)
Interest income	15,073	26,174	29,272	10,243
Net loss	(954,945)	(1,256,355)	(217,935)	(11,128,565)

Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.01)	$(0.34)

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

5.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Company had working capital of $20,907,682 compared with $6,024,532 at December 31, 2004. In October, 2005, the Company raised approximately $3,500,000 from the exercise of warrants and stock options. Budgeted expenditures for the 12 months ending September 30, 2006 total approximately $10,900,000 for exploration and $1,600,000 for administration and shareholder communications. Working capital on hand is expected to exceed cash requirements for the ensuing twelve months by approximately $11,900,000.

Operating activities

Cash used in operations was $5,887,937 (2004 - $2,573,374) for the nine month period ended September 30, 2005 and represents expenditures on mineral property exploration and general and administrative expense as described above.  During the current period, the Company prepaid $186,514 in exploration license fees for the ensuing year for the three Lookout Hill exploration licenses.

Financing activities

During the nine month period ended September 30, 2005, the Company issued common shares as follows:

	Common shares	Amount

Private placements
1st quarter	-	$ -
2nd quarter	5,665,730	10,170,207
3rd quarter	1,876,680	3,367,890
	7,542,410	13,538,097
Warrants exercised
1st quarter	15,000	13,210
2nd quarter	6,245,800	5,827,614
3rd quarter	997,000	1,069,135
	7,257,800	6,909,959
Options exerciased
1st quarter	-	-
2nd quarter	245,000	151,590
3rd quarter	162,000	149,455
	407,000	301,045

Total, nine months ended September 30, 2005	15,207,210	$20,749,101

During the nine months ended September 30, 2005, 1,170,000 warrants expired without exercise.

ENTREE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2005

(In United States Dollars unless stated otherwise)

Investing activities

During the nine month period ended September 30, 2005, the Company expended $624,202 on equipment, primarily for exploration activities.

6.

TRANSACTIONS WITH RELATED PARTIES

Related party transactions are summarized in Note 7 to the unaudited consolidated financial statements for the nine months ended September 30, 2005.

7.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2004.  Accounting policies used in the current period did not differ from the policies used in the preparation of financial statements at December 31, 2004.

8.

OUTSTANDING SHARE INFORMATION

As of November 2, 2005, there were 69,448,926 common shares outstanding.  In addition there were 8,673,000 stock options outstanding with exercise prices ranging from C$0.34 to C$2.32 per share.  Share purchase warrants outstanding totalled 7,792,410 at prices ranging from C$1.05 to C$3.00 per share and expiring on dates varying from April 20, 2006 to July 7, 2007.

9.

OUTLOOK

Our Lookout Hill exploration concessions comprise approximately 180,000 hectares and of this land area, 40,000 hectares is currently being explored by Ivanhoe under the terms of an Equity Participation and Earn-In Agreement.  EntrEe holds 100% of the concession rights to the remaining 140,000 hectares of the Lookout Hill concessions and continues an exploration program on several targets identified by previous geological and geophysical work carried out on this property.  Subject to continuing positive drilling result, the Company intends to continue its exploration program on Lookout Hill for the next twelve months and longer.

Drilling commenced on our Ulziit Uul concession in the fourth quarter of 2005 and subject to positive drilling results, the Company intends to continue its exploration program on Ulziit UUL for the next twelve months as well.

EntrEe continues to review and analyse new property acquisition opportunities, with a view to expanding its portfolio of exploration mineral properties.

10.

RISKS AND UNCERTAINTIES

Material risks and uncertainties affecting EntrEe Gold Inc. and their potential impact are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2004.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Hamish Malkin, Chief Financial Officer of EntrEe Gold Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of EntrEe Gold Inc., (the "Issuer") for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  November 10, 2005

/s/ "Hamish Malkin"

Hamish Malkin
Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gregory Crowe, Chief Executive Officer of EntrEe Gold Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of EntrEe Gold Inc., (the "Issuer") for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  November 10, 2005

/s/ "Gregory Crowe"

Gregory Crowe
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.

(Registrant)

Date:   November 10, 2005

                                                       By:

                                                                          /s/  Hamish Malkin

                                                                          Hamish Malkin

                                                                          Secretary and Chief Financial Officer